Solgaard Design Inc



ANNUAL REPORT

270 Lafayette Suite 902

New York, NY 10012

0

www.solgaard.co

This Annual Report is dated July 25, 2022.

BUSINESS

Solgaard Design Inc designs, sources, and sells premium luggage, backpacks, accessories, and home personal tech crafted from recycled/ocean bound plastic. Personal tech items include solar powered battery pack, solar powered boombox, and multidevice wireless charging base for the home.

With 5 patents, Solgaard Design Inc serves a global customer base through the company's branded website wwwl.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts.

Additionally Solgaard Design Inc is in partnership with a number of US Retailers and has agreements with distributors across the Middle East and Asia.

Founded by Canadian/Norwegian entrepreneur Adrian Solgaard on December 2, 2016, Solgaard Design Inc pulls 5lbs of plastic out of the ocean for every product sold with the goal of helping to cut ocean plastic in half by 2025.

Originally incorporated in Washington State, the company converted into a Delaware C-Corp in 2019.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: Working capital investment for inventory purchases and general SG&A expense.
Date: October 31, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: General operating expenses
Date: September 11, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

The company's revenues were up 301% from $3,437,890 in 2020 to $13,801,859 in 2021. The total cost of goods sold increased 374% from $1,152,035 in 2020 to $5,461,463 in 2021 and total operating expenses increased 140% from $2,965,319 in 2020 to $7,135,353 in 2021.

The increase in sales was across both D2C and B2B operating units fueled by investments in marketing including new advertising channels, new product launches, and onboarding of overseas distributors.

Cost of Goods

Cost of goods sold increased 374% from $1,152,035 in 2020 to $5,461,463 in 2021 compared to sales growth of 301% during the same period due to increase in freight related to the global supply chain crisis. Gross margin held stable at 60% in 2021 compared to 65% in 2020 as the company worked to negotiate shipping terms to combat increases.

Expenses

Operating expenses increased 140% in 2021 over 2020 compared to sales growth of 301%. The increase in expenses were only across variable categories tied to sales, mainly advertising and customer shipping while we were able to maintain fixed costs (IT and staffing). Additionally, we worked with a new shipping partner for customer shipping which helped reduce delivery label costs. We do anticipate investments in staffing to occur in 2022 as the growth in the business necessitates.

These investments in marketing, new products, and partner negotiations contributed to an operating profit of $1,200,559 in 2021 compared to an operating loss of -$682,417 in 2020.

• Historical results and cash flows:
Historical Results and cash flows:
The company has an accumulated gain of $828,879 and cash in the amount of $299,035 as of December 31st, 2021. The following summarizes selected items from the cash flow statements.

Operating Activities
In 2021, net cash provided by operating activities was $168,291 compared to -$659,560 in 2020. The company was able to generate positive cash flow from operations compared to previous years due to achieving a net operating profit.

Investing Activities
NONE

Financing Activities
Cash provided by financing activities was $286,691 in 2021 compared to $646,239 in 2020. The company worked to pay down debt obligations throughout 2021 and was able to reduce long term debt by 12%. The company will continue to weigh financing opportunities to fuel inventory purchases and expand markets as deemed appropriate.

Management anticipates profitability to continue due to current market conditions, positive traction in new marketing channels, and pipeline of new products in development.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $299,035.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: J. Shupe
Amount Owed: $150,000.00
Interest Rate: 10.0%
Maturity Date: August 07, 2020

Creditor: Ember Holdings
Amount Owed: $895,695
Interest Rate: 8.5%

Creditor: Wayflyer
Amount Owed: $123,060
Interest Rate: 5.5%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adrian Nicholas Solgaard Janzen

Adrian Nicholas Solgaard Janzen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, Director
Dates of Service: December 02, 2016 - Present
Responsibilities: Setting the strategic direction of the company and leading product conception and design. Adrian holds 79.99% of equity in the company and has a yearly compensation of $100,000

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Adrian Nicholas Solgaard Janzen
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 79.99%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Class B Common Stock, and a Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 11,600,000 outstanding.

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights
Stock Options

Outstanding: 12,000,000

The 12,000,000 shares currently listed as outstanding is on a fully diluted basis, and includes 339,573 in issuable warrants, 900,00 shares of common stock reserved for an employee option pool, and 100,000 shares reserved for an employee which have not yet been issued.

The company also has 25,000 shares of Class B common stock reserved for Kendall Almerico subject to his exercise of a warrant. Additionally, shares have been reserved as needed to cover any stock that must later be issued to StartEngine, and the holder of a promissory note should it be converted to equity.

Additional Material Rights

Section 10.2 of the Company Bylaws: Right of First Refusal.

10.2.1 In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vii) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a Legal Opinion shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

10.2.2 For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

10.2.3 In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

10.2.4 In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

10.2.5 Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Class B Common Stock.
Material Rights
Class B Common Stock is non-voting common stock.
Class B Common Stock is also subject pari passu to the Right of First Refusal as detailed above in Common Stock.

Promissory Note

The security will convert into Common stock and the terms of the Promissory Note are outlined below:

Amount outstanding: $200,000.00
Maturity Date: October 31, 2021
Interest Rate: 2.0%
Discount Rate: 15.0%

Valuation Cap: None

Conversion Trigger: Upon next financing, sale of preferred stock of no less than $1 million dollars prior to maturity date and after maturity date but prior to repayment of balance, holder may tender note and convert balance should a sale of preferred stock not occurred.

Material Rights

Adjustment for Consolidation or Merger

If the Company shall consolidate with or merge into one or more other corporations or other entities, and pursuant to such consolidation or merger stock, other securities or other property is issued or paid to holders of Conversion Stock (each, a "Reorganization Event"), then, and in each such case, Holder, upon conversion of an Actual Conversion Amount after the consummation of such Reorganization Event, shall be entitled to receive (in lieu of the stock or other securities and property that Holder would have been entitled to receive under the terms of this Note upon such conversion but for such Reorganization Event), the stock or other securities or property that Holder would have been entitled to receive upon the consummation of such Reorganization Event if, immediately prior to such Reorganization Event, Holder had converted such Actual Conversion Amount into Conversion Stock, all subject to further adjustment as provided in this Note, and the successor corporation or other successor entity in such Reorganization Event shall duly execute and deliver to Holder a supplement to this Note acknowledging such corporation's or other entity's obligations under this Note; and in each such case, the terms of the Note shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Note after the consummation of such Reorganization Event.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 25, 2022.

Solgaard Design Inc

By   /s/ *Adrian Nicholas Solgaard Janzen*

      Name: Solgaard Design Inc

      Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

I,Adrian Solgaard, the Founder and CEO of Solgaard Design Inc hereby certify that the financial statements of Solgaard Design Inc and notes thereto for the periods ending December 2020 and December 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $13.7MM; taxable income of $1.2MM and total tax of $47.7K.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the nineteenth of July, 2022.



_____ (Signature)

Founder and CEO (Title)

7/19/2022 (Date)

Solgaard Design Inc.

Profit and Loss

January - December 2021

	TOTAL			
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Income	$13,801,859.02	$3,437,890.18	$10,363,968.84	301.46 %
Cost of Goods Sold	$5,461,463.57	$1,152,035.04	$4,309,428.53	374.07 %
GROSS PROFIT	$8,340,395.45	$2,285,855.14	$6,054,540.31	264.87 %
Expenses				
Bad Debt Expenses		82,081.96	-82,081.96	-100.00 %
Compensation Expense	769,894.75	688,654.48	81,240.27	11.80 %
donations	38,550.00		38,550.00	
Information Technology Expenses	111,105.56	92,927.70	18,177.86	19.56 %
Interest Expense	315,164.91	272,861.20	42,303.71	15.50 %
Marketing and Advertising Expenses	3,322,212.13	929,579.47	2,392,632.66	257.39 %
NY State Taxes	1,416.22	650.00	766.22	117.88 %
Professional Fees	116,213.91	46,070.39	70,143.52	152.25 %
Rent Expense	218,077.38	148,594.29	69,483.09	46.76 %
Selling, General and Administrative	2,182,128.31	672,847.15	1,509,281.16	224.31 %
Taxes	5,701.58	6,697.72	-996.14	-14.87 %
Travel	54,888.77	24,355.28	30,533.49	125.37 %
Total Expenses	$7,135,353.52	$2,965,319.64	$4,170,033.88	140.63 %
NET OPERATING INCOME	$1,205,041.93	$ -679,464.50	$1,884,506.43	277.35 %
Other Income	$15.71	$64.10	$ -48.39	-75.49 %
Other Expenses	$4,498.43	$3,017.30	$1,481.13	49.09 %
NET OTHER INCOME	$ -4,482.72	$ -2,953.20	$ -1,529.52	-51.79 %
NET INCOME	$1,200,559.21	$ -682,417.70	$1,882,976.91	275.93 %

CERTIFICATION

I, Adrian Nicholas Solgaard Janzen, Principal Executive Officer of Solgaard Design Inc, hereby certify that the financial statements of Solgaard Design Inc included in this Report are true and complete in all material respects.

Adrian Nicholas Solgaard Janzen

Founder & CEO